Exhibit 99.1

AMERICAN TRANSMISSION COMPANY LLC

Financial Statements for the Years Ended December 31, 2009, 2008 and 2007
and Report of Independent Registered Public Accounting Firm

American Transmission Company LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of ATC Management Inc.,
Corporate Manager of American Transmission Company LLC:

We have audited the accompanying balance sheets of American Transmission Company LLC (the “Company”) as of December 31, 2009 and 2008, and the related statements of operations, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 4, 2010

American Transmission Company LLC

Statements of Operations
For the Years Ended December 31, 2009, 2008 and 2007

(In Thousands)
	2009	2008	2007
Operating Revenues
Transmission Service Revenue	$520,364	$464,992	$406,893
Other Operating Revenue	1,161	1,579	1,126
Total Operating Revenues	521,525	466,571	408,019

Operating Expenses
Operations and Maintenance	131,693	121,096	119,901
Depreciation and Amortization	85,099	75,834	69,154
Taxes Other than Income	12,485	11,134	9,124
Income Tax Expense of ATC LLC	1,039	896	-
Total Operating Expenses	230,316	208,960	198,179

Operating Income	291,209	257,611	209,840

Other Income (Expense), Net	(621)	(514)	78

Earnings Before Interest and Members' Income Taxes	290,588	257,097	209,918

Interest Expense
Interest Expense, Net	77,223	69,135	58,938
Allowance for Borrowed Funds Used During Construction	-	(83)	(3,109)
Net Interest Expense	77,223	69,052	55,829

Earnings Before Members' Income Taxes	$213,365	$188,045	$154,089

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Statements of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007

(In Thousands)
	2009	2008	2007
Cash Flows from Operating Activities
Earnings Before Members' Income Taxes	$213,365	$188,045	$154,089
Adjustments to Reconcile Earnings Before Members' Income Taxes to Net
Cash Provided by Operating Activities-
Depreciation and Amortization	85,099	75,834	69,154
Bond Discount and Debt Issuance Cost Amortization	986	831	698
Provision for Deferred Income Taxes of ATC LLC, Net	545	504	-
Change in-
Accounts Receivable	(4,412)	(9,437)	(7,261)
Other Current Assets	129	(534)	(1,783)
Accounts Payable	(872)	(8,482)	6,883
Accrued Liabilities	(8,585)	14,409	6,684
Other, Net	(4,138)	2,842	10,663
Total Adjustments	68,752	75,967	85,038
Net Cash Provided by Operating Activities	282,117	264,012	239,127

Cash Flows from Investing Activities
Capital Expenditures for Property, Plant and Equipment	(401,671)	(364,653)	(407,071)
Insurance Proceeds Received for Damaged Property, Plant and Equipment	3,906	-	-
Proceeds from the Sale of Property, Plant and Equipment	-	5,125	-
Allowance for Borrowed Funds Used During Construction	-	(83)	(3,109)
Net Cash Used in Investing Activities	(397,765)	(359,611)	(410,180)

Cash Flows from Financing Activities
Distribution of Earnings to Members	(166,178)	(140,828)	(116,345)
Issuance of Membership Units for Cash	99,987	97,985	66,643
Return of Capital to Tax-exempt Members	-	(8,553)	-
Issuance (Repayment) of Short-term Debt, Net	74,476	17,710	(90,574)
Issuance of Long-term Debt, Net of Issuance Costs	149,014	208,675	248,266
Advances Received Under Interconnection Agreements	7,072	31,493	63,157
Repayments Made Under Interconnection Agreements	(47,995)	(111,382)	-
Other, Net	(552)	388	(35)
Net Cash Provided by Financing Activities	115,824	95,488	171,112

Net Change in Cash and Cash Equivalents	176	(111)	59

Cash and Cash Equivalents, Beginning of Period	-	111	52
Cash and Cash Equivalents, End of Period	$176	$-	$111

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Balance Sheets
As of December 31, 2009 and 2008

(In Thousands)

ASSETS	2009	2008
Property, Plant and Equipment
Transmission Plant	$3,174,792	$2,734,539
General Plant	91,833	84,165
Less- Accumulated Depreciation	(712,724)	(659,075)
	2,553,901	2,159,629
Construction Work in Progress	197,057	303,965
Net Property, Plant and Equipment	2,750,958	2,463,594

Current Assets
Cash and Cash Equivalents	176	-
Accounts Receivable	46,311	46,028
Prepaid Expenses	2,886	2,986
Other Current Assets	1,748	1,777
Total Current Assets	51,121	50,791

Regulatory and Other Assets
Regulatory Assets	7,760	8,252
Other Assets	8,531	8,188
Total Regulatory and Other Assets	16,291	16,440

Total Assets	$2,818,370	$2,530,825

MEMBERS' EQUITY AND LIABILITIES
Capitalization
Members’ Equity (see Note 3 for redemption provisions)	$1,196,396	$1,049,222
Long-term Debt	1,259,643	1,109,397
Total Capitalization	2,456,039	2,158,619

Current Liabilities
Accounts Payable	19,602	41,493
Accrued Interest	20,274	19,260
Other Accrued Liabilities	45,645	40,622
Current Portion of Regulatory Liabilities	1,502	19,953
Short-term Debt	197,537	123,578
Current Portion of Advances Under Interconnection Agreements	934	7,129
Total Current Liabilities	285,494	252,035

Regulatory and Other Long-term Liabilities
Regulatory Liabilities	59,734	66,067
Other Long-term Liabilities	17,103	54,104
Total Regulatory and Other Long-term Liabilities	76,837	120,171

Commitments and Contingencies (see Notes)	-	-

Total Members’ Equity and Liabilities	$2,818,370	$2,530,825

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Statements of Changes in Members’ Equity
For the Years Ended December 31, 2009, 2008 and 2007

(In Thousands)

Members’ Equity as of December 31, 2006		$807,310

Membership Units Outstanding at December 31, 2006	55,555

Issuance of Membership Units		$67,519

Earnings Before Members' Income Taxes		154,089

Distribution of Earnings to Members		(116,345)

Members’ Equity as of December 31, 2007		$912,573

Membership Units Outstanding at December 31, 2007	60,769

Issuance of Membership Units		$97,985

Return of Capital to Tax-exempt Members		(8,553)

Earnings Before Members' Income Taxes		188,045

Distribution of Earnings to Members		(140,828)

Members’ Equity as of December 31, 2008		$1,049,222

Membership Units Outstanding at December 31, 2008	68,089

Issuance of Membership Units		$99,987

Earnings Before Members' Income Taxes		213,365

Distribution of Earnings to Members		(166,178)

Members’ Equity as of December 31, 2009		$1,196,396

Membership Units Outstanding at December 31, 2009	75,266

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Notes to Financial Statements
December 31, 2009

(1)	Nature of Operations and Summary of Significant Accounting Policies

(a)	General
American Transmission Company LLC (“the Company”) was organized, as a limited liability company under the Wisconsin Limited Liability Company Act, as a single-purpose, for-profit electric transmission company.  The Company’s purpose is to plan, construct, operate, own and maintain electric transmission facilities to provide for an adequate and reliable transmission system that meets the needs of all users on the system and supports equal access to a competitive, wholesale electric energy market.

The Company owns and operates the electric transmission system, under the direction of the Midwest Independent Transmission System Operator, Inc. (“MISO”), in parts of Wisconsin, Illinois, Minnesota and the Upper Peninsula of Michigan.  The Company is subject to regulation by the Federal Energy Regulatory Commission (“FERC”) as to rates, terms of service and financing and by state regulatory commissions as to other aspects of business, including the construction of electric transmission assets.

The Company’s five largest customers are also members and account for over 85% of the Company’s operating revenues.  The rates for these transmission services are subject to review and approval by the FERC. In addition, several members provide operations, maintenance and construction services to the Company.  The agreements under which these services are provided are subject to review and approval by the Public Service Commission of Wisconsin (“PSCW”).  See note (8) for details of the various transactions between the Company and its members.

The Company evaluated potential subsequent events through February 4, 2010, which is the date these statements were issued.

(b)	Corporate Manager

 The Company is managed by a corporate manager, ATC Management Inc. (“Management Inc.”).  The Company and Management Inc. have common ownership and operate as a single functional unit.  Under the Company’s operating agreement, Management Inc. has complete discretion over the business of the Company and provides all management services to the Company at cost.  The Company itself has no employees and no governance structure separate from Management Inc.  The Company’s operating agreement establishes that all expenses of Management Inc. are the responsibility of the Company.  These expenses consist primarily of payroll, benefits, payroll-related taxes and other employee related expenses.  All such expenses are recorded in the Company’s accounts as if they were direct expenses of the Company.

As of December 31, the following net payables to Management Inc. were included in the Company’s balance sheets (in thousands):

	2009	2008

Other Accrued Liabilities	$15,791	$14,922
Other Long-term Liabilities	6,777	11,045
Net Amount Payable to Management Inc.	$22,568	$25,967

Amounts included in accrued liabilities are primarily payroll and benefit-related accruals.  Amounts included in other long-term liabilities relate primarily to certain long-term compensation arrangements covering Management Inc. employees, as described in note (2), offset by a $14.3 million and $12.7 million receivable as of December 31, 2009 and 2008, respectively, for income taxes paid on Management Inc.’s behalf by the Company.  The income taxes paid are due to temporary differences relating to the tax deductibility of certain employee-related costs.  As these temporary differences reverse in future years, Management Inc. will receive cash tax benefits and will then repay the advances from the Company.

(c)	Revenue Recognition

Wholesale electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives and other eligible entities is provided through the Company’s facilities under the MISO Open Access Transmission, Energy and Operating Reserve Markets Tariff (“ASMT”) regulated by the FERC. The Company charges for these services under FERC-approved rates.  The tariff specifies the general terms and conditions of service on the transmission system and the approved rates set forth the calculation of the amounts to be paid for those services.  The Company’s revenues are derived from agreements for the receipt and delivery of electricity at points along the transmission system.  The Company does not take ownership of the electricity that it transmits.

The Company’s FERC-approved formula rate tariff for the revenue requirement determined under Attachment O of the ASMT includes a true-up provision that meets the requirements of an alternative revenue program set forth in the Financial Accounting Standards Board’s (“FASB”) Financial Accounting Standards Codification (“FASC”) Topic 980, “Regulated Operations” (“FASC 980”).  Accordingly, revenue is recognized for services provided during the reporting period based on the revenue requirement formula in the tariff.  The Company accrues or defers revenues to the extent that the actual revenue requirement for the reporting period is higher or lower, respectively, than the amounts billed during the reporting period.  The true-up mechanism uses a three-year cycle to project and true up rates.  Prior to the beginning of each calendar year, the Company prepares a forecast of operating, maintenance, depreciation and tax expenses, as well as the projected rate base resulting from planned construction and other capital expenditures for the upcoming year.  In addition, the Company projects revenues from services other than network service.  From this forecast, the Company computes a projected network revenue requirement for the year.  This network revenue requirement is billed and collected from network transmission customers throughout the first year.  During the second year, after filing annual financial reports with the FERC, the Company recalculates the revenue requirement for the first year based on actual results.  Any difference between the actual and projected revenue requirement for network customers is added to, or subtracted from, the network revenue requirement billed for the third year.  Under the true-up mechanism, as originally authorized, the Company was permitted to include any over-collected amounts in billings two fiscal years subsequent to the year in which the over-collection occurred.  On December 20, 2005, the FERC approved an amendment to the true-up provision that would allow the acceleration of future refunds at the Company’s discretion.  True-up collections, however, remain on a one-year lag, as the original tariff language provided.  On October 10, 2008 the Company made a filing with the FERC requesting approval of a true-up provision in the regional cost-sharing provisions of Attachment GG of the ASMT.  The FERC issued an order on December 19, 2008 approving the Company’s true-up provision for MISO regional cost-sharing revenues.  During 2009, the Company refunded approximately $16.4 million to network customers and $4.1 million to regional customers related to prior years under these true-up provisions.

The Company records a reserve for revenue subject to refund when such refund is probable and can be reasonably estimated.

(d)	Transmission and General Plant and Related Depreciation

Transmission Plant is recorded at the original cost of construction.  Assets transferred to the Company primarily by its members, which include investor-owned utilities, municipalities, municipal electric companies and electric cooperatives, have been recorded at their original cost in property, plant and equipment with the related reserves for accumulated depreciation also recorded.

The original cost of construction includes materials, construction overhead, outside contractor costs and, for projects on which construction began prior to January 1, 2004, an allowance for funds used during construction (See note 1(f)).  Additions to, and significant replacements of, transmission assets are charged to property, plant and equipment at cost; replacement of minor items is charged to maintenance expense.  The cost of transmission plant is charged to accumulated depreciation when an asset is retired.

The provision for depreciation of transmission assets is an integral part of the Company’s cost of service under FERC-approved rates.  Depreciation rates include estimates for future removal costs and salvage value.  Amounts collected in depreciation rates for future removal costs are included in regulatory liabilities in the balance sheet, as described in note 1(i).  Removal costs incurred are charged against the regulatory liability.  Depreciation expense, including a provision for removal costs, as a percentage of average transmission plant was 2.64%, 2.66%, and 2.65% in 2009, 2008 and 2007, respectively.

General plant, which includes buildings, office furniture and equipment, computer hardware and software, is recorded at cost.  Depreciation is recorded at straight-line rates over the estimated useful lives of the assets, which range from three to 40 years.

(e)	Asset Retirement Obligations

Consistent with FASC Topic 410, “Asset Retirement and Environmental Obligations” (“FASC 410”), the Company records a liability at fair value for a legal asset retirement obligation (“ARO”) in the period in which it is incurred.  When a new legal obligation is recorded, the costs of the liability are capitalized by increasing the carrying amount of the related long-lived asset.  The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset.  In accordance with FASC  980, the Company recognizes regulatory assets or liabilities, as described in note 1(i), for the timing differences between when it recovers the ARO in rates and when it recognizes these costs under FASC 410.  At the end of the asset's useful life, the Company settles the obligation for its recorded amount and records the gain or loss in the appropriate regulatory account.

The Company has recognized ARO’s primarily related to asbestos and polychlorinated biphenyls (“PCB’s”) contained in its electrical equipment.  ARO’s are recorded as long-term liabilities on the balance sheet.  The following table describes all changes to ARO’s for the year ended December 31, 2009 (in thousands):

Asset Retirement Obligations at December 31, 2008	$1,838
Accretion	130
Liabilities Incurred	25
Liabilities Settled	(96)
Asset Retirement Obligations at December 31, 2009	$1,897

(f)	Allowance for Funds Used During Construction

Allowance for funds used during construction (“AFUDC”) represents the composite cost of the debt used to fund the construction of transmission assets and a return on members’ capital devoted to construction.  The portion of the allowance that applies to borrowed funds is presented in the statements of operations as a reduction of interest expense; the return on members’ capital is presented as other income.  Although the allowance does not represent current cash income, it is recovered under the ratemaking process over the service lives of the related assets.  In 2009, the Company did not capitalize AFUDC, but capitalized AFUDC at its average debt rates of 4.0% and 5.2% in 2008 and 2007, respectively, in accordance with FERC Order 561.  There was no equity AFUDC capitalized during the years presented in these financial statements.

Beginning January 1, 2004, the Company was allowed to include construction work in progress (“CWIP”) in its rate base and earn a current return on construction projects for which construction commenced after December 31, 2003, in lieu of capitalizing AFUDC to the projects.  Accordingly, the Company has not accrued AFUDC on projects earning a current return, nor has it capitalized interest in accordance with FASC Topic 835, “Interest”.  At December 31, 2009 and 2008, respectively, the Company had no CWIP accruing AFUDC.  Amounts of CWIP earning a current return as a component of rate base were $188.1 million and $258.0 million as of December 31, 2009 and 2008, respectively.  Additionally, amounts of CWIP related to generator interconnection agreements, which neither accrue AFUDC nor are included as a component of rate base (see note 1(g) below), were $2.1 million and $45.4 million at December 31, 2009 and 2008, respectively.

(g)	Interconnection Agreements

The Company has entered into a number of interconnection agreements with entities planning to build generation plants within the Company’s service territory.  The Company will construct the transmission network upgrades and interconnection facilities to accommodate these new generation plants; however, the generator will finance and bear all financial risk of constructing the transmission facilities under these agreements.  The Company will own and operate the transmission facilities when the generation plants become operational and will reimburse the generator for construction costs plus interest.  If the generation plants do not become operational, the Company has no obligation to reimburse the generator for costs incurred during construction.

In cases in which the Company is contractually obligated to construct the interconnection facilities, the Company receives cash advances for construction costs from the generators.  During construction, the Company includes actual costs incurred in CWIP and records liabilities for the cash advances from the generators, along with accruals for interest.  The accruals for interest are capitalized, in lieu of AFUDC, and included in CWIP.

At December 31, 2009 and 2008, amounts included in CWIP related to generator interconnection agreements were $2.1 million and $45.4 million, respectively.  Similarly, at December 31, 2009 and 2008, liabilities for generator advances, including accrued interest, totaled $7.9 million and $46.6 million, respectively.  Of these amounts, $0.9 million and $7.1 million were included in current liabilities at December 31, 2009 and 2008, respectively, and $7.0 million and $39.5 million were included in other long-term liabilities at December 31, 2009 and 2008, respectively.

(h)	Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

The Company paid cash for interest in the amounts of $74.3 million, $68.5 million and $48.7 million during 2009, 2008 and 2007, respectively.

At December 31, 2009, 2008 and 2007, construction costs funded through accounts payable and accrued liabilities were $37.0 million, $61.1 million and $66.8 million, respectively.  Accordingly, these non-cash investing activities are not reported in the statements of cash flows until the period in which the payables are paid.

The Company did not issue any membership units to members in return for transmission assets in 2009 or 2008, but in 2007, the Company issued $0.9 million of membership units to members in return for transmission assets.  These non-cash investing activities are not reported in the statements of cash flows.

(i)	Regulatory Accounting

The Company’s accounting policies conform to FASC 980.  Accordingly, assets and liabilities that result from the regulated ratemaking process are recorded that would otherwise not be recorded under accounting principles generally accepted in the United States of America for non-regulated companies.  Certain costs are recorded as regulatory assets as incurred and are recognized in the statements of operations at the time they are reflected in rates.  Regulatory liabilities represent amounts that have been collected in current rates to recover costs that are expected to be incurred, or refunded to customers, in future periods.

In accordance with FASC Topic 715, “Compensation – Retirement Benefits”, the Company recognizes the under-funded status of its postretirement benefit plan, measured as the amount by which its accumulated postretirement benefit obligation exceeds the fair value of the assets that fund its plan.  Since the Company expects to recover these amounts in future rates, a regulatory asset has been established for an amount equal to the FASC 715 liability.

As of December 31, regulatory assets included the following long-term amounts (in thousands):

	2009	2008

2009 Network Revenue to be Collected in 2011, Including Interest	$973	$-
2009 Regional Cost-sharing Revenue to be Collected in 2011, Including Interest	3,743	-
Recognition of Under-funded Postretirement Benefit Plan	3,044	8,252
Total Regulatory Assets	$7,760	$8,252

The Company has recorded a regulatory liability for the cumulative difference between amounts recognized for ARO’s under FASC 410 and amounts recovered through depreciation rates related to these obligations.  In addition, as described in note 1(d), the Company’s depreciation rates include an estimate for future asset removal costs which do not represent ARO’s.  The cumulative amounts that have been collected for future asset removal costs are also reflected as regulatory liabilities.

As of December 31, regulatory liabilities included the following amounts (in thousands):

	2009	2008

2007 Regional Cost-sharing Revenue Refunded in 2009, Including Interest	$-	$3,994
2008 Network Revenue Refunded in 2009, Including Interest	-	15,959
2008 Regional Cost-sharing Revenue to be Refunded in 2010, Including Interest	854	817
2008 Network Revenue to be Refunded in 2010, Including Interest	648	-
Non-ARO Removal Costs Recovered through Rates	58,405	63,745
Cumulative Difference between ARO Costs Recovered through Rates and ARO Recognition under FASC 410	1,329	1,505
Total Regulatory Liabilities	$61,236	$86,020

As of December 31, these amounts were classified in the balance sheet as follows (in thousands):

	2009	2008

Current Portion of Regulatory Liabilities	$1,502	$19,953
Regulatory Liabilities (long-term)	59,734	66,067
Total Regulatory Liabilities	$61,236	$86,020

The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction and the status of any pending or potential deregulation legislation.  If the likelihood of future recovery of any regulatory asset becomes less than probable, the affected assets would be written off in the period in which such determination is made.

(j)	Other Assets

As of December 31, other assets were comprised of the following (in thousands):

	2009	2008

Unamortized Debt Issuance Costs	$6,619	$6,338
Deferred Project Costs	1,434	1,639
Other	478	211
Total Other Assets	$8,531	$8,188

Deferred project costs are expenditures directly attributable to the construction of transmission assets.  These costs are recorded as other assets in the balance sheet until all required regulatory approvals are obtained and construction begins, at which time the costs are transferred to CWIP.  Beginning January 1, 2004, the Company was allowed to expense and recover in rates, in the year incurred, certain preliminary survey and investigation costs related to study and planning work performed in the early stages of construction projects.  Other costs, such as advance equipment purchases and expenditures related to generator interconnection projects, continue to be deferred as described above.  Approximately $5.3 million, $4.0 million and $7.6 million of preliminary survey and investigation costs are included in operations and maintenance expense for 2009, 2008 and 2007, respectively.

(k)	Impairment of Long-lived Assets

The Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable under FASC Topic 360, ”Property, Plant and Equipment”.  Impairment would be determined based upon a comparison of the undiscounted future operating cash flows to be generated during the remaining life of the assets to their carrying amounts.  An impairment loss would be measured as the amount that an asset’s carrying amount exceeds its fair value.  As long as its assets continue to be recovered through the ratemaking process, the Company believes that such impairment is unlikely.

(l)	Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code and applicable state statutes.  The Company’s members (except certain tax-exempt members) report their share of the Company’s earnings, gains, losses, deductions and tax credits on their respective federal and state income tax returns.  Earnings before members’ income taxes reported on the statements of operations is the net income of the Company.  Accordingly, these financial statements do not include a provision for federal income tax expense and only include a provision for income taxes for the state of Michigan since the Company became subject to the Michigan Business Tax (“MBT”) beginning January 1, 2008.  Under the MBT, limited liability companies like the Company are considered taxable entities.  The income tax expense reported in the statement of operations is derived in accordance with FASC Topic 740, “Income Taxes”.  As such, deferred income taxes have been recorded using current enacted tax rates for the differences between the tax basis of the Company’s assets and liabilities and the basis reported in the financial statements.  See note 6 for further discussion of income taxes and the MBT.

(m)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to apply policies and make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates are used for items such as depreciable lives of property, plant and equipment, removal costs and salvage associated with asset retirements, tax provisions included in rates, actuarially-determined benefit costs and accruals for construction costs and operations and maintenance expenses.  As additional information becomes available, or actual amounts are determined, the recorded estimates are revised.  Consequently, operating results can be affected by revisions to prior accounting estimates.

(n)	New Accounting Pronouncements

In June 2009, FASB issued Statement of Financial Accounting Standards No. (“SFAS”) 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”), which became effective for the Company for the reporting period ended September 30, 2009.  FASC is the source of authoritative Generally Accepted Accounting Principles (“GAAP”) recognized by the FASB and applied by non-governmental entities.  Pursuant to this Statement, the FASB does not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts.  Instead, it issues Accounting Standards Updates (“ASU’s”).  The FASB does not consider ASU’s as authoritative in their own right; ASU’s serve only to update the FASC, provide background information about the guidance, and provide the bases for conclusions on the changes in the FASC.  The adoption of this standard changes the way GAAP is referenced in the notes to the financial statements.  SFAS 168 is currently included in FASC Topic 105, “Generally Accepted Accounting Principles”.

In June 2009, FASB issued SFAS 167, “Amendments to Interpretation 46(R)” (“SFAS 167”), which is currently included in FASC Topic 810, “Consolidations”.  The purpose of this guidance is to improve financial reporting by enterprises with variable interest entities.  SFAS 167 is effective for all new and existing variable interest entities for fiscal years beginning after November 15, 2009.  Since the Company is not the primary beneficiary of any variable interest entities, it does not expect SFAS 167 to have a significant impact on its financial position, results of operations or cash flows.

In May 2009, the FASB issued SFAS 165, “Subsequent Events” (“SFAS 165”), which is currently included in FASC Topic 855, “Subsequent Events”.  SFAS 165 establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or available to be issued.  Specifically, SFAS 165 sets forth:
1)
The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements,

2)	The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financials statements, and
3)	The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The Company adopted SFAS 165 as of June 30, 2009.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” (“SFAS 157”), which is currently included in FASC Topic 820, “Fair Value Measurements and Disclosures”.  SFAS 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, and establishes a three-tier hierarchy for disclosures of fair value measurements.  These tiers include:
1)	Level 1, defined as directly observable inputs for identical assets or liabilities, such as quoted prices in active markets
2)	Level 2, defined as directly or indirectly observable market inputs other than quoted prices
3)	Level 3, defined as significant unobservable market inputs that are not able to be corroborated by observable market data, therefore requiring an entity to develop its own measurement assumptions.
In February 2008, the FASB issued Staff Position FAS 157-b (“FAS 157-b”), “Effective Date of FASB Statement 157,” which is currently included in FASC Topic 820, “Fair Value Measurements and Disclosures”.  FAS 157-b delayed adoption of SFAS 157 for non-financial assets and liabilities, including ARO’s initially measured at fair value under SFAS 143.  On January 1, 2009 the Company adopted SFAS 157.  The only effect on the Company from the adoption of SFAS 157 is the fair value measurement of any new ARO’s or increases in cash flow estimates after the adoption date.  During 2009, the Company recorded $25 thousand of new ARO’s which were measured as level 3 within the fair value hierarchy.

(2)	Benefits

Management Inc. sponsors several benefit plans for its employees.  These plans include certain postretirement healthcare benefits.  The weighted average assumptions related to the postretirement healthcare benefits, as of the measurement date, are as follows:

	2009	2008	2007

Discount Rate	6.07%	5.90%	6.75%
Medical Cost Trend:
Initial Range	8.60%	9.00%	9.00%
Ultimate Range	5.00%	5.00%	5.00%
Long-term Rate of Return on Plan Assets	6.00%	6.00%	6.00%

Prior to 2007, the Company had been measuring plan assets and benefit obligations as of September 30.  In accordance with FASC 715, effective December 31, 2007, the Company began measuring plan assets and benefit obligations as of December 31 and recognized fifteen months of net periodic postretirement healthcare benefit cost in its 2007 statement of operations.

The components of Management Inc.’s postretirement healthcare benefit costs for 2009, 2008 and 2007 are as follows (in thousands):

	2009	2008	2007

Service Cost	$2,164	$1,260	$1,471
Interest Cost	1,079	884	864
Amortization of Prior Service Cost	250	250	313
Amortization of Net Actuarial Loss / (Gain)	142	(1)	3
Expected Return on Plan Assets	(827)	(711)	(683)
Net Periodic Postretirement Cost	$2,808	$1,682	$1,968

To recognize the under-funded status of its postretirement healthcare benefit plan in accordance with FASC 715, the Company recorded long-term liabilities at December 31 of $3.7 million and $8.8 million for 2009 and 2008, respectively.  In addition, the Company had the following amounts not yet reflected in net periodic benefit cost and included in regulatory assets at December 31 (in thousands):

	2009	2008

Prior Service Cost	$688	$938
Accumulated Loss	2,356	7,314
Regulatory Asset for Amounts Recoverable in Future Rates	$3,044	$8,252

The assumed medical cost trend rates are critical assumptions in determining the service and interest cost and accumulated postretirement healthcare benefit obligation.  A one percent change in the medical cost trend rates, holding all other assumptions constant, would have the following effects for 2009 (in thousands):

	One Percent	One Percent
	Increase	Decrease

Effect on Total of Service and Interest Cost Components	$898	$(670)
Effect on Postretirement Benefit Obligation at the End of Year	$4,253	$(3,273)

In 2010, the Company will recognize $250 thousand of prior service cost in its net periodic postretirement healthcare benefit cost.

A reconciliation of the funded status of the Company’s postretirement benefit plan to the amounts recognized on the Company’s balance sheet as of December 31 is as follows (in thousands):

	2009	2008
Change in Projected Benefit Obligation:
Accumulated Postretirement Benefit Obligation at January 1	$18,368	$13,144
Service Cost	2,164	1,260
Interest Cost	1,079	884
Benefits Paid	(81)	(47)
Actuarial Losses / (Gains)	(2,591)	3,127
Benefit Obligation at December 31	$18,939	$18,368

Change in Plan Assets:
Fair Value of Plan Assets at January 1	$9,587	$11,686
Employer Contributions	2,720	1,641
Actual Return on Plan Assets (Net of Expenses)	3,053	(3,699)
Net Benefits Paid	(73)	(41)
Fair Value at December 31	$15,287	$9,587

Funded Status at December 31	$(3,652)	$(8,781)

The Company anticipates contributing $2.1 million to the plan for postretirement medical obligations during 2010.

The Company anticipates net retiree benefit payments for the next ten years to be as follows (in thousands):

2010	$153
2011	232
2012	311
2013	396
2014	498
2015-2019	3,538
Total	$5,128

To fund postretirement medical obligations, the Company contributed to the VEBA and 401(h) trusts in 2009 and 2008.  The trusts are discretionary trusts with a long-term investment objective to preserve and, if possible, enhance the post-inflation value of the trusts’ assets, subject to cash flow requirements, while maintaining an acceptable level of volatility.

The composition of the fair value of total plan assets held in the trusts as of December 31, along with targeted allocation percentages for each major category of plan assets in the trusts, are as follows:

	2009	2008	Target	Range

U.S. Equities	50%	52%	50%	+/- 5%
Non-U.S. Equities	18%	10%	15%	+/- 4%
Fixed Income	32%	38%	35%	+/- 5%
	100%	100%	100%

The Company appoints a trustee to maintain investment discretion over trust assets.  The trustee is responsible for holding and investing plan assets in accordance with the terms of the Company’s trust agreement, including investing within the targeted allocation percentages.  The asset classes designated above and described below serve as guides for the selection of individual investment vehicles by the trustee:

·
U.S. Equities – Strategy of achieving long-term growth of capital and dividend income through investing primarily in common stock of companies in the U.S. stock market with the Wilshire 5000 Index (or a comparable broad U.S. stock index) as the investment benchmark.

·
Non-U.S. Equities – Strategy of achieving long-term growth of capital and dividend income through investing primarily in common stock of companies in the non-U.S. stock markets with the Morgan Stanley Capital Index All Country World ex-U.S Index (or a comparable broad non-U.S. stock index) as the investment benchmark.

·
Fixed Income – Strategy of achieving total return from current income and capital appreciation by investing in a diversified portfolio of fixed income securities with the Barclays Capital Aggregate Index (or a comparable broad bond index) as the investment benchmark.

It is understood that the objective of the investment vehicles is to minimize risk of large losses by effective diversification.  The investment vehicles will attempt to rank better than the median vehicle in their respective peer group.  It is also understood that these investments are intended to be viewed over the long term.  The Company acknowledges that during the short-term there will be fluctuations in rates of return characteristic to the securities markets.

The Company measures its plan assets at fair value according to the hierarchy set forth in FASC 715.  The three levels of the fair value hierarchy under FASC 715 are:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company’s postretirement healthcare plans have the ability to access.

Level 2	Inputs to the valuation methodology include:
·	Quoted prices for similar assets or liabilities in active markets;
·	Quoted prices for identical or similar assets or liabilities in inactive markets;
·	Inputs other than quoted prices that are observable for the asset or liability;

·	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value at December 31, 2009 and 2008:

·	Money Market Fund: Valued at cost plus accrued interest, which approximates the fair value of the net asset value of the shares held by the Plan at year end.

·	Mutual Funds: Valued at the net asset value of shares held by the Plan at year end.

The following table contains, by level within the fair value hierarchy, the Company’s post-retirement healthcare account investments at fair value as of December 31, 2009 (in thousands):

	Level 1	Level 2	Level 3	Total

U.S. Equity Mutual Funds	$7,668	$-	$-	$7,668
Non-U.S. Equity Mutual Fund	2,698	-	-	2,698
Fixed Income Mutual Funds	4,138	-	-	4,138
Money Market Fund	-	783	-	783
Total	$14,504	$783	$-	$15,287

Management Inc. sponsors a defined contribution money-purchase pension plan, in which substantially all employees participate, and makes contributions to the plan for each participant based on several factors.  Contributions made by Management Inc. to the plan and charged to expense totaled $2.5 million, $2.3 million and $2.2 million in 2009, 2008 and 2007, respectively.

Certain management employees who agreed to leave their prior employers and become employees of Management Inc. receive pension benefits from Management Inc. that are at least equal to the benefits the employees would have received under the pension plans of their prior employers.  The Company accounts for the benefits as individual deferred compensation arrangements under FASC Topic 710, “Compensation – General”.  As of December 31, 2009 and 2008, $4.5 million and $5.4 million, respectively, were included in other long-term liabilities related to this plan.  The Company has not funded these arrangements.

Management Inc. also provides a deferred compensation plan for certain employees.  The plan allows for the elective deferral of a portion of an employee’s base salary and incentive compensation and also contains a supplemental retirement and 401(k) component.  Deferred amounts are taxable to the employee when paid, but the Company recognizes compensation expense in the period earned.  As of December 31, 2009 and 2008, $10.4 million and $9.1 million, respectively, were included in other long-term liabilities related to this deferred compensation plan.  Amounts charged to expense, including interest accruals, were $1.4 million in 2009, $1.4 million in 2008 and $1.1 million in 2007.

(3)	Members’ Equity

The Company’s members include investor-owned utilities, municipalities, municipal electric companies and electric cooperatives.

On February 20, 2008, the Company's voting members unanimously approved an amendment to the Company’s operating agreement (“the Amendment”) which changes certain earnings and income tax allocation provisions. The purpose of the Amendment is to allocate income tax expense recovered by the Company in its FERC formula rates to those members that will ultimately pay such income taxes; previously a portion of income tax recovered was allocated to tax-exempt members.  The Amendment changes the operating agreement in a manner that is consistent with the FERC's Policy Statement on income taxes issued May 4, 2005.   In September 2007, the Company received a favorable private letter ruling on a request it submitted to the Internal Revenue Service in the first quarter of 2007 related to this allocation methodology.  The ruling gave the Company the flexibility to enact the Amendment without adverse income tax impacts to its members.  Any changes to the operating agreement require the approval of the PSCW.  On September 30, 2008, the Company received a written order from the PSCW approving the Amendment.  The provisions of the Amendment were applied retroactive to January 1, 2008.  Because the Amendment causes all income taxes recovered in rates to be allocated to taxable members, it resulted in a greater percentage of the Company’s earnings being subject to federal and state income taxes; accordingly, the Company recovered $3.3 million of additional income tax expense through its formula rates in 2008 based on the approval of the Amendment by the PSCW.  Also as a result of the Amendment, the Company made an $8.6 million return of capital distribution to its tax-exempt members during the fourth quarter of 2008.

Distribution of earnings to members is at the discretion of Management Inc.  The operating agreement of the Company established a target for distribution of 80% of annual earnings before members’ income taxes.  During 2009, 2008 and 2007, the Company distributed $166.2 million, $140.8 million and $116.3 million, respectively, of its earnings to its members.  On January 28, 2010, the board of directors of ATC Management Inc. approved a distribution for the fourth quarter of 2009, in the amount of $44.7 million, that was paid on January 29, 2010, bringing the total distributions for 2009 to 80% of earnings before members’ income taxes.

Each of the Company’s members has the right to require the Company to redeem all or a portion of its membership interests, so long as such interests have been outstanding for at least twelve months.  However, the Company is not required to effect the redemption if Management Inc., in its sole discretion as the corporate manager, elects to purchase, in lieu of redemption, such membership interests for either a specified amount of cash or a specified number of shares of its common stock.  After such purchase, Management Inc. shall be deemed the owner of such membership interests.

(4)	Debt

(a)	Credit Facilities

The Company’s five-year revolving credit facility provides back-up liquidity to its commercial paper program.  While the Company does not intend to borrow under the revolving credit facility, interest rates on outstanding borrowings under the facility would be based on the London Inter-bank Offered Rate, plus a margin.  The applicable margin, which is based on the Company’s debt rating from Moody’s and S&P, ranges from 0.13% to 0.35%.

Lehman Brothers Holdings Inc. (“Lehman”) filed for bankruptcy court protection on September 15, 2008.  Lehman is an affiliate of Aurora Bank FSB (“Aurora”), formerly known as Lehman Brothers Bank FSB, which had a commitment of $35 million under the credit facility.  The Company and the lenders in the credit facility executed an amendment to the agreement on November 6, 2009, which terminated the commitment of Aurora.  As a result of the amendment, the Company’s credit facility was reduced from $275 million to $240 million.  The terms of the agreement allow the Company to increase the amount available under the facility by increasing the commitments of current lenders or by adding lenders to the agreement under the same terms.  The agreement also allows a lender to assign its commitment to another lender.  The Company has no current plans to replace the $35 million commitment.

The revolving credit facility contains restrictive covenants, including restrictions on liens, certain mergers, sales of assets, acquisitions, investments, transactions with affiliates, change of control, conditions on prepayment of other debt, maintenance of certain financial ratios and certain financial reporting requirements.   The revolving credit facility provides for certain customary events of default, none of which occurred during the periods covered by these financial statements.

The Company had no outstanding balance under the credit facility as of December 31, 2009 or 2008.

(b)	Commercial Paper

The Company has a $275 million unsecured, private placement, commercial paper program.  Investors are limited to qualified institutional buyers and institutional accredited investors.  Maturities may be up to 364 days from date of issue with proceeds to be used for working capital and other capital expenditures.  Pricing is par less a discount or, if interest bearing, at par.  The Company had $197.5 million of commercial paper outstanding as of December 31, 2009 at an average rate of 0.33% and $123.0 million of commercial paper outstanding as of December 31, 2008 at an average rate of 0.87%.  As defined by the commercial paper program, no customary events of default took place during the periods covered by the accompanying financial statements.  The Company does not intend to exceed $240 million under its commercial paper program.

(c)	Long-term Debt

The following table summarizes the Company’s long-term debt commitments as of December 31 (in thousands):

	2009	2008

Senior Notes at stated rate of 7.125%, due March 15, 2011	$300,000	$300,000
Unamortized Discount	(367)	(649)
	299,633	299,351
Senior Notes at stated rate of 7.02%, due August 31, 2032	50,000	50,000
Senior Notes at stated rate of 6.79%, due on dates ranging from August 31, 2024 to August 31, 2043	100,000	100,000
Senior Notes at stated rate of 4.992%, due April 15, 2015	100,000	100,000
Senior Notes at stated rate of 5.59%, due December 1, 2035	100,000	100,000
Senior Notes at stated rate of 5.91%, due August 1, 2037	250,000	250,000
Senior Notes at stated rate of 5.58%, due April 30, 2018	200,000	200,000
Senior Notes at stated rate of 5.40%, due May 15, 2019	150,000	-
Business Note at stated rate of 5.75%, due May 1, 2011	10,000	10,000
Other Long-term Notes Payable	10	46
Net Long-term Debt	$1,259,643	$1,109,397

The senior notes rank equivalent in right of payment with all of the Company’s existing and future unsubordinated, unsecured indebtedness and senior in right of payment to all subordinated indebtedness of the Company.

The senior notes contain restrictive covenants, which include restrictions on liens, certain mergers and sales of assets and require certain financial reporting.  The notes also provide for certain customary events of default, none of which have taken place during the periods covered by the accompanying financial statements.   Within the next five years, $300 million of principal of the senior notes and the $10 million business note will become due.

The senior notes contain an optional redemption provision whereby the Company is required to make the note holders whole on any redemption prior to maturity.  The notes may be redeemed at any time, at the Company’s discretion, at a redemption price equal to the greater of one hundred percent of the principal amount of the notes plus any accrued interest or the present value of the remaining scheduled payments of principal and interest from the redemption date to the maturity date discounted to the redemption date on a semi-annual basis at the then existing treasury rate plus 30 to 50 basis points, plus any accrued interest.

In April 2008, the Company entered into an agreement with a group of investors, through a private placement offering, to issue $200 million of 10-year, unsecured 5.58% senior notes.  The closing and funding occurred on April 30, 2008.  The notes pay interest semi-annually on April 30 and October 30 and will mature on April 30, 2018.

In April 2008, the Company entered into an agreement with a local community bank to issue a $10 million, three year, unsecured 5.75% business note.  The closing and funding took place on April 29, 2008.  The note pays interest monthly and will mature on May 1, 2011.

During February 2009, the Company entered into an agreement with a group of investors, through a private placement offering, to issue $150 million of 10-year, unsecured 5.40% senior notes.  The closing and initial funding of $115 million occurred on March 16, 2009.  The second funding of $35 million occurred on May 15, 2009.  The notes will pay interest semi-annually on May 15 and November 15 and will mature on May 15, 2019.

During December 2009, the Company entered into an agreement with a group of investors, through a private placement offering, to issue $100 million of 12-year, unsecured 4.59% senior notes and $50 million of 30-year unsecured 5.72% senior notes.  The closing and funding of the $100 million issuance occurred on February 1, 2010 and the closing and funding of the $50 million issuance is scheduled to occur on April 1, 2010.  The $100 million notes will pay interest semi-annually on February 1 and August 1 and will mature on February 1, 2022, and the $50 million notes will pay interest semi-annually on April 1 and October 1 and will mature on April 1, 2040.

(5)	Fair Value of Financial Instruments

The carrying amount of the Company’s financial instruments included in current assets and current liabilities approximates fair value due to the short maturity of such financial instruments.  The fair value of the Company’s long-term debt is estimated based upon quoted market values for the same or similar issues or upon the quoted market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the Company’s credit ratings.

The carrying amount and estimated fair value of the Company’s long-term debt at December 31 are as follows (in millions):

	2009	2008

Carrying amount	$1,259.6	$1,109.4

Estimated fair value	$1,318.9	$998.9

(6)	Income Taxes

As mentioned in note 1(l), the MBT became effective January 1, 2008.  Under the MBT, limited liability companies like the Company are considered taxable entities.  As such, the Company, and not its members, is subject to the MBT.  The main provision of the MBT imposes a two-part tax on business income.  The tax is accounted for as an income tax under the provisions of FASC 740.  The key features of the MBT include a business income tax and a modified gross receipts tax, with exclusions for certain activities.  During 2009 and 2008, the Company’s financial statements included a provision of $1.0 million and $0.9 million, respectively, for the MBT.  The MBT is also recovered as a component of the Company’s revenue requirement.

As of December 31, the Company had the following deferred tax amounts recorded in its statement of financial position (in thousands):

	2009	2008

Deferred Tax Liabilities	$4,085	$3,539
Deferred Tax Assets	(3,036)	(3,035)
Net Deferred Tax Liabilities	$1,049	$504

The Company is allowed to recover in rates, as a component of its cost of service, its income taxes, as well as the amount of income taxes that are the responsibility of its members.  Accordingly, the Company includes a provision for its members’ federal and state current and deferred income tax expenses and amortization of the excess deferred tax reserves and deferred investment tax credits associated with assets transferred to the Company by its members in its regulatory financial reports and rate filings.  For purposes of determining the Company’s revenue requirement under FERC-approved rates, rate base is reduced by an amount equivalent to net accumulated deferred taxes, including excess deferred tax reserves.  Such amounts were approximately $201.1 million, $151.5 million and $134.4 million in 2009, 2008 and 2007, respectively, and are primarily related to accelerated tax depreciation and other plant-related differences.  2009, 2008 and 2007 revenues include recovery of $83.4 million, $72.5 million and $54.7 million, respectively, of income tax expense.  Beginning in 2008, these amounts included the impact of the MBT.

FASC 740 provides guidance on recognition thresholds and measurement of a tax position taken or expected to be taken in a tax return, including whether an entity is taxable in a particular jurisdiction.  This guidance applies to all entities, including pass-through entities such as the Company.  The Company does not consider any of its tax positions to be uncertain, including the Company’s position that it qualifies as a pass-through entity in the federal and Wisconsin tax jurisdictions.  Additionally, the Company had no unrecognized tax benefits and was assessed no interest or penalties during 2009, 2008 or 2007.  The Company is no longer subject to examination by the Internal Revenue Service or any state jurisdiction for tax years prior to 2004.  In the event the Company would be assessed interest or penalties by a taxing authority related to income taxes, interest would be recorded in interest expense and penalties would be recorded in other expense in the statement of operations.

(7)	Commitments and Contingencies

(a)	Operating Leases

The Company leases office space and certain transmission-related equipment under non-cancelable operating leases.  Amounts incurred during 2009, 2008 and 2007 totaled approximately $6.2 million, $3.8 million and $3.1 million, respectively.

Future minimum lease payments, which will be expensed as incurred, under non-cancelable operating leases are as follows for the years ending December 31 (in millions):

2010	$6.7
2011	5.9
2012	5.9
2013	5.6
2014	5.6
Thereafter	63.8
$93.5

 In January 2008, the Company entered into a lease agreement for a new system operations center and headquarters facility.  The agreement met the criteria for treatment as an operating lease under FASC Topic 840, “Leases”.  Under the agreement, the Company will incur the following future minimum lease payments, which are also included in the table above (in millions):

2010	$4.9
2010	4.9
2011	4.9
2012	5.0
2013	5.0
Thereafter	63.0
$87.7
The Company took occupancy of the new facility during the third quarter of 2009.

(b)	MISO Revenue Distribution

Periodically, the Company receives adjustments to revenues that were allocated to it by MISO in prior periods.  Some of these adjustments may result from disputes filed by transmission customers. The Company does not expect any such adjustments to have a significant impact on its financial position, results of operations or cash flows since adjustments of this nature are typically offset by its true-up provision in the revenue requirement formula.

(c)	Interconnection Agreements

The Company has entered into a number of interconnection agreements with entities planning to build generation plants within the Company’s service territory.  The Company will construct the facilities; however, the generator will finance and bear all financial risk of constructing the interconnection facilities under these agreements.  The Company will own and operate the interconnection facilities when the generation plants become operational and will reimburse the generator for construction costs plus interest.  If the generation plants do not become operational, the Company has no obligation to reimburse the generator for costs incurred during construction.

The current estimate of the Company’s commitments under these agreements, if the generation plants become operational, is approximately $18.7 million at completion, with the expected completion dates ranging from 2010 to 2013.  In addition, there may be transmission service requests that require the Company to construct additional, or modify existing, transmission facilities to accommodate such requests.  Whether such additions or upgrades to the Company’s transmission system are required depends on the state of the transmission system at the time the transmission service is requested.  Under these agreements, the Company reimbursed $48.0 million to generators during 2009, including $40.0 million to We Energies for the Elm Road generator interconnection; the Company expects to reimburse $1.0 million to generators in 2010 under such agreements.

(d)	Potential Adverse Legal Proceedings

The Company has been, and will likely in the future become, party to lawsuits, potentially including suits that may involve claims for which it may not have sufficient insurance coverage.  The Company’s liability is limited by FERC-approved provisions of the MISO tariff that limit potential damages to direct damages caused by the Company’s gross negligence or intentional misconduct.

(e)	Environmental Matters

In the future, the Company may become party to proceedings pursuant to federal and/or state laws or regulations related to the discharge of materials into the environment. Such proceedings may involve property the Company acquired from the contributing utilities. Pursuant to the asset purchase agreements executed with the contributing utilities, dated January 1, 2001, the contributing utilities will indemnify the Company for twenty-five years from such date for any environmental liability resulting from the previous ownership of the property.

The Company has an agreement with the Wisconsin Department of Natural Resources that describes the Company’s responsibilities for soil management should it identify lead-based paint on its structures and should soil lead levels in the vicinity of structures being removed where soil is being disturbed exceed applicable regulatory limits.  The timing and amounts related to potential future lead-based paint remediation costs are presently unknown.  If sufficient information becomes available in the future, the Company will, at that time, recognize a liability.  The Company expects that any remediation costs for which it is not reimbursed pursuant to the asset purchase agreements will be collected in future rates.

In December 2008, the Company reported to the U.S. Environmental Protection Agency (“EPA”) known non-compliance matters and potential violations involving PCB storage and disposal regulations under the federal Toxic Substances Control Act.  None of these potential violations resulted in a discharge of PCB’s into the environment.  The Company identified the potential violations during a review conducted pursuant to its internal policies and the potential violations were reported in accordance with the EPA’s Audit Policy.  The Company signed a negotiated Corporate Audit Agreement with the EPA and conducted an audit pursuant to that agreement.  The audit is now complete and there were no significant findings.  The final audit report was submitted to the EPA in December 2009, and the Company is now awaiting a response from the EPA.  The Company is not able to estimate the cost of potential enforcement actions, if any, that the EPA may issue.

There is increased awareness of the potential effect of greenhouse gas emissions on global climate change and, as a result, legislation is continually being introduced in Congress and state legislatures and litigation is being initiated based on the potential effects of greenhouse gas emissions.  Certain substation equipment on the Company’s transmission system contains a greenhouse gas called sulfur hexafluoride (“SF6”), the use of which is standard in electrical circuit breakers and buses in the utility industry.  On April 17, 2009, the EPA issued a proposed rule that, if adopted, would state that the atmospheric concentrations of certain greenhouse gases, including SF6, endanger the public health and welfare within the meaning of section 202(a) of the Clean Air Act.  The proposed rule, along with any legislation passed by Congress, may result in future regulation of greenhouse gases such as SF6.  The potential impact on the Company’s financial position, results from operations or cash flows of such regulation is not known; however, the Company would seek recovery of the cost of compliance with any such measures through its rate formula.

(8)	Related Party Transactions

(a)	Asset Transfers and Membership Interests

On June 13, 2003, the Company acquired the Arrowhead to Weston Project (“the Project”) assets from Wisconsin Public Service Corporation (“WPSC”), at WPSC’s cost of $20 million, in exchange for cash.  As part of the agreement to transfer the Project, WPSC agreed to provide equity financing of 50% of the costs of the Project.  Minnesota Power (“MP”), a wholly owned subsidiary of Allete, Inc. and WPSC had a prior contractual agreement which gave MP an opportunity to purchase a portion of the Arrowhead to Weston project in Wisconsin.  MP and WPSC reached an agreement which resulted in Rainy River Energy Corporation – Wisconsin (“RREC-WI”), a wholly-owned subsidiary of MP, contributing $60 million of equity to the Company related to the Project.  This equity funding was in place of funding that WPSC would have otherwise provided under the arrangement described above.  The agreement was approved by the PSCW in May 2006, at which time RREC-WI made its initial investment and became a member of the Company.  During 2008 and 2007, WPSC contributed cash of $2.3 million and $50.9 million, respectively, in exchange for equity interests in the Company, related to its financing of the Project.  Additionally, during 2007, RREC-WI contributed cash of $8.7 million related to the Project, in exchange for equity interests in the Company.

Certain members have the right to invest cash to maintain their ownership interest when additional assets located in the State of Wisconsin are contributed to the Company.  These rights also apply to cash contributions related to the Project.  These members contributed $1.0 million and $7.0 million of cash in exchange for additional equity interests in the Company during 2008 and 2007, respectively.

During 2007, the Company made the following transmission asset acquisitions (in millions):
Member	Date of Transfer	Net Book Value

City of Stoughton	January 2007	$0.2

MGE Transco LLC	February 2007	1.4

Total		$1.6

In exchange for these assets, the Company issued membership interests equal to 50% of the book value of the transferred assets and paid cash equal to the remaining 50%.

To maintain its targeted debt to capitalization ratio, the Company received a total of $100 million through voluntary additional capital calls in 2009; the Company also received $94.7 million through capital calls in 2008.  The participating members received additional membership units at the current book value per unit at the time of each contribution.  Contributions from capital calls are recognized when received.

(b)	Operations & Maintenance and Transitional Services Agreements

Since inception, the Company has operated under Transitional Services and Operation and Maintenance Agreements whereby contributing utilities, municipalities and cooperatives provided certain administrative, operational, maintenance and construction services to the Company at a fully-allocated cost.  By an order dated August 21, 2009 the PSCW ordered that work under the Transitional Services Agreements be completed and that the Company should not continue to use such agreements.  In the same order, the PSCW approved Project Services Agreements and Common Facilities Agreements, for a two-year pilot period, whereby the Company and certain of its affiliates may perform engineering and construction services for each other, subject to the restrictions and reporting requirements specified in the order.  The PSCW also directed the Company to review its Operations and Maintenance Agreements to ensure that there was no conflict between those agreements and the Project Services and Common Facilities Agreements.  To prevent cross-subsidization between affiliated interests, the PSCW ordered that services be performed at a fully-allocated cost of the party providing services.  The Company believes that the costs it must incur to procure engineering, construction, operation and maintenance services will be recoverable in future rates.

Several of the original operation and maintenance agreements continue in effect.  These original agreements automatically renew on a year-to-year basis unless terminated by either party.  Some new agreements have been executed with contributing and non-contributing entities.  Some agreements require the Company to utilize a specified percentage of the services performed in a previous representative year as a minimum level of service.  To date, the amounts utilized have exceeded the minimum in each year.

The Company was billed approximately $48.6 million, $49.1 million and $137.2 million in 2009, 2008 and 2007, respectively, under these agreements.  Accounts payable and accrued liabilities at December 31, 2009 and 2008 include amounts payable to these companies of $3.0 million and $4.7 million, respectively.

(c)	Transmission Service

Revenues from Wisconsin Electric Power Company, Wisconsin Power and Light Company, Wisconsin Public Service Corporation, Madison Gas and Electric Company and WPPI Energy ranged from 85% to 91% of the Company’s transmission service revenue for the years ended December 31, 2009, 2008 and 2007.

(d)	Agreement with Alliant Energy

The Company has an agreement with Alliant Energy (“Alliant”) under which it provides control center and operation services for Alliant’s 34.5 kV distribution system in the state of Wisconsin.  The agreement automatically renews every two years unless terminated by either party.

(e)	Marshfield Lease

In July 2008, the Company entered into an agreement with the City of Marshfield, acting by and through its Utility Commission ("Marshfield"), to lease transmission capacity and provide services for Marshfield's transmission facilities ("the Facilities") under Marshfield's direction, approval and/or control.  The Company pays Marshfield a sum based on the reasonable costs associated with ownership of the Facilities.  The lease payment and operating expenses are reviewed annually and adjusted as necessary.  During 2009 and 2008, the Company paid Marshfield approximately $60 thousand per month, plus reasonable operating expenses.  In October 2009, the Company entered into an agreement to acquire all of the transmission assets owned by Marshfield. The Asset Acquisition Agreement (“Agreement”) must be approved by the PSCW and the FERC, and those approvals are expected to occur in the first quarter of 2010.  Under the provisions of the Agreement, the Company will purchase, in two transactions, up to $7.0 million of assets from Marshfield that were previously included in the lease.  The first transaction will involve payment of approximately $0.6 million, and the second transaction will involve the remaining amount.  As a result, the Company expects to pay Marshfield approximately $60 thousand per month during a portion of 2010, plus reasonable operating expenses, until it concludes the purchase of all of Marshfield’s transmission assets included in the lease, which will occur later in 2010.

(f)	Management Inc.

As discussed in note 1(b), Management Inc. manages the Company.  Management Inc. charged the Company approximately $80.8 million, $77.3 million and $71.4 million in 2009, 2008 and 2007, respectively, primarily for employee related expenses.  These amounts were charged to the applicable operating expense accounts, or capitalized as CWIP or other assets, as appropriate.  The amounts are recorded in the Company's accounts in the same categories in which the amounts would have been recorded had the Company incurred the costs directly.

(g)	Interconnection Agreements

As discussed in notes 1(g) and 7(c), the Company has interconnection agreements related to the capital improvements required to connect new generation equipment to the grid.  Some of these agreements are with members or affiliates of members of the Company.  At December 31, 2009 and 2008, liabilities included $2.7 million and $43.3 million, respectively, of amounts received related to these agreements from entities that are also members of the Company.  The Company expects to reimburse $1.0 million to such members in 2010.

(9)	Quarterly Financial Information (unaudited)

(In Thousands)	Three Months Ended
	2009
	March 31	June 30	September 30	December 31	Total

Operating Revenues	$126,232	$129,016	$132,288	$133,989	$521,525
Operating Expenses	56,955	56,617	58,743	58,001	230,316
Operating Income	69,277	72,399	73,545	75,988	291,209

Other Income (Expense)	(63)	(66)	(147)	(345)	(621)
Interest Expense, Net	18,265	19,653	19,595	19,710	77,223

Earnings Before Members' Income Taxes	$50,949	$52,680	$53,803	$55,933	$213,365

		2008
	March 31	June 30	September 30	December 31	Total

Operating Revenues	$109,092	$116,084	$119,955	$121,440	$466,571
Operating Expenses	50,916	53,244	52,107	52,693	208,960
Operating Income	58,176	62,840	67,848	68,747	257,611

Other Income (Expense)	(148)	2	(169)	(199)	(514)
Interest Expense, Net	15,635	17,122	18,037	18,258	69,052

Earnings Before Members' Income Taxes	$42,393	$45,720	$49,642	$50,290	$188,045

Because of seasonal factors impacting the Company’s business, particularly the maintenance and construction programs, quarterly results are not necessarily comparable.  In general, due to the Company’s rate formula, revenues and operating income will increase throughout the year as the Company’s rate base increases through expenditures for CWIP.